SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended November, 2012

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

30 November, 2012

BP completes sale of non-strategic US Gulf of Mexico assets to PXP

HOUSTON - BP has completed its sale of a number of oil and gas fields in the deepwater US Gulf of Mexico to Plains Exploration & Production Company ('PXP').

As announced on 10 September, BP agreed to sell the fields to PXP for $5.55 billion in cash subject to customary post-closing adjustments, with an effective date of October 1, 2012. The deal, which included BP's interests in three BP-operated assets and in two non-operated assets, was among the biggest transactions in the US Gulf of Mexico.

"This further demonstrates the significant value BP has been able to realise through the sale of non-strategic assets," said Bob Dudley, BP Group Chief Executive.

"In line with our strategy, we have concentrated our Gulf of Mexico business around our major operated and non-operated production hubs, each of which has significant future growth potential, together with our leading exploration position. This repositioning and simplification has allowed us to focus our capability and personnel on delivering long-term growth from our core assets in the Gulf."

Since the beginning of 2010, BP has now entered into agreements to sell assets with a value of around $37 billion.

The BP-operated assets in the deal include the Marlin hub (BP working interest 100 percent); Horn Mountain (BP 100 percent) and Holstein (BP, 50 percent). The two non-operated assets are Ram Powell (BP 31 percent) and Diana Hoover (BP 33.33 percent).

BP will concentrate future activity and investment in the deepwater Gulf on growth opportunities around its four major operated production hubs - Thunder Horse, Atlantis, Mad Dog and Na Kika -- and three non-operated production hubs - Mars, Ursa and Great White -- as well as on significant exploration and appraisal opportunities. BP currently anticipates investing on average at least $4 billion in the Gulf of Mexico each year for the next decade.

Further information:

BP press office, Houston: +1 281 366 4463, uspress@bp.com
BP press office, London: +44 (0)20 7496 4076, bppress@bp.com

Cautionary statement

This press release contains certain forward-looking statements, including statements regarding BP's expected future activity in the Gulf of Mexico in respect of operated and non-operated production hubs, exploration opportunities and appraisal opportunities; and BP's expected average level of annual investment over the next decade. Forward-looking statements involve risks and uncertainties because they depend on circumstances that will or may occur in the future. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including the nature and duration of BP's temporary suspension from entering new contracts with the US government, the availability of other attractive investment opportunities, the timing of bringing new fields onstream, future levels of industry product supply, demand and pricing, OPEC quota restrictions, operational problems, general economic conditions, political stability and economic growth in relevant areas of the world, changes in laws and governmental regulations, regulatory or legal actions including the types of enforcement action pursued and the nature of remedies sought, exchange rate fluctuations, development and use of new technology, the success or otherwise of partnering, the actions of competitors, trading partners, creditors, rating agencies and others, natural disasters and adverse weather conditions, changes in public expectations and other changes to business conditions, wars and acts of terrorism or sabotage, and other factors discussed under "Principal risks and uncertainties" in our Report on Form 6-K for the period ended 30 June 2012 and under "Risk factors" in our Annual Report and Form 20-F 2011 (SEC File No. 1-06262) as filed with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 30 November 2012
/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary